File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	3 April 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	2

SUPPL

SCA

03022032

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA's Annual General Meeting 2003"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Sincerely yours,

Peter Nyquist / Annette Sporrong

03 MAY 30 AM 7:21

Encl.

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

SCA's Annual General Meeting 2003

Dividend
The Annual General Meeting approved the dividend of SEK 9.60 (8.75) per share for fiscal year 2002. Accordingly, the dividend has increased 12% annually during the past five years. The record date for the dividend is 8 April 2002 and payment of dividend by VPC (the Swedish Securities Register Center) is expected on 11 April 2003.

Election of new Board members
The Annual General Meeting elected Indra Åsander and Rolf Börjesson to the Board of Directors. Indra Åsander, born in 1956, is manager of TeliaSonera's Swedish consumer segment. Rolf Börjesson, born in 1942, is CEO of the British packaging company Rexam. Sören Gyll, Tom Hedelius, Sverker Martin-Löf, Anders Nyrén, Lars Ramqvist and Jan Åström were re-elected.

At the statutory Board meeting, Sverker Martin-Löf was re-elected Chairman.

Purchase and transfer of own shares
The Annual General Meeting resolved to authorize the Board during the period until the next Annual General Meeting, to decide on the purchase of the company's own shares on the stock exchange. The company's purchase of own shares may amount up to 10% of the total number of shares in the company.

The purpose is to provide the Board with the possibility to use the company's own shares as payment for acquisitions, to hedge the costs arising from the company's incentive program and to continuously adapt the company's capital structure.

The speech delivered by President and CEO Jan Åström at the Annual General Meeting is presented at SCA's website www.sca.com. The speech is available from 4 April.

Stockholm, 3 April 2003

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:

Jan Åström, President and CEO. Phone: +46 70-586 07 01
Michael Bertorp, Executive Vice President. Phone: +46 70-590 51 22
Peter Nyquist, Senior Vice President Communications and Investor Relations. Phone: +46 70-575 29 06